UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Itaú CorpBanca
 (Name of Issuer)
Common Shares, no par value
 (Title of Class of Securities)
21987A209 (Sponsored ADR)**
 (CUSIP Number)
Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
 Tel:  (212) 403-1000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
October 12, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Itaú Unibanco Holding S.A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,039,610,411

	8	SHARED VOTING POWER
341,802,584,081 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
115,039,610,411

	10	SHARED DISPOSITIVE POWER
195,408,043,473

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
341,802,584,081 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.7% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSON I..R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ITB Holding Brasil Participações Ltda.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
80,368,433,062

	8	SHARED VOTING POWER
80,368,433,062 (see Item 4 and 5)

	9	SOLE DISPOSITIVE POWER
57,008,875,206

	10	SHARED DISPOSITIVE POWER
80,368,433,062 (see Item 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,368,433,062 (see Item 4 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7% (see Item 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer.
This Amendment No. 4 supplements and amends the Schedule 13D filed on July 7, 2014 (the "Initial Schedule 13D"), as amended on June 26, 2015, on April 19, 2016 and on January 27, 2017 (as so amended, the "Schedule 13D") by the Reporting Persons (as defined below) (such Schedule 13D, as further amended, this "Statement") relating to the Common Shares, no par value per share (the "Common Stock"), of Itaú CorpBanca, a company formed in the Republic of Chile (the "Issuer").  The Issuer's principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.
Item 2.	Identity and Background.
(a)  –   (c) This Schedule 13D is being filed by (together the "Reporting Persons"):
(i) Itaú Unibanco Holding S.A., a company organized under the laws of Brazil ("Itaú Parent").  Itaú Parent is the holding company of a Brazilian financial group; and
(ii) ITB Holding Brasil Participações Ltda. ("ITB").
The principal business address for each of the Reporting Persons is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil.
Itaú Parent is the controlling shareholder of ITB.  Itaú Parent is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil ("IUPAR").  IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. ("Itaúsa"), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações ("E. Johnston" and, together with IUPAR and Itaúsa, the "Controlling Shareholders"), a holding company organized under the laws of Brazil.  Each of the Controlling Shareholders is in the business of investing in securities.  The principal business address for each of the Controlling Shareholders is:  IUPAR – Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa – Avenida Paulista, 1938, 5th floor, 01310-200, São Paulo, SP, Brazil; and E. Johnston – Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.
Attached as Annex A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director and executive officer of the Reporting Persons and the Controlling Shareholders, as applicable (the "Instruction C Information").
(d) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Persons have not and, to the knowledge of the Reporting Persons, no Controlling Shareholder or person listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) See Annex A for citizenship of each director and executive officer of the Reporting Persons and the Controlling Shareholders.
Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Persons.

Item 3.	Source and Amount of Funds.
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:
On September 15, 2017, ITB acquired from Corp Group Banking S.A. ("Corp Group"), all of the issued and outstanding shares of CGB III SpA, a sociedad por acciones organized under the laws of Chile ("CGB III"), which holds, as its sole assets, 1,800,000,000 shares of Common Stock, for an aggregate purchase price of CL$11,161,341,882.00.  The acquisition of beneficial ownership of the Issuer as a result of such transaction represented less than 1% of the outstanding shares of the Issuer and was not deemed material within the meaning of 17 CFR § 240.13d-2(a).  The source of funds for the acquired shares was cash from ITB.
On October 12, 2018, ITB acquired from Compañía Inmobiliaria y de Inversiones SAGA SpA ("Saga"), a subsidiary of Corp Group, all of the issued and outstanding shares of each of SAGA II SpA, a sociedad por acciones organized under the laws of Chile ("Saga II"), and SAGA III SpA, a sociedad por acciones organized under the laws of Chile ("Saga III"), each a wholly-owned subsidiary of Saga, for an aggregate sales price of CL$65,685,716,525.82.  Saga II holds as its sole assets 7,000,000,000 shares of Common Stock and Saga III holds as its sole assets 3,651,555,020 shares of Common Stock.  The source of funds for the acquired shares was cash from ITB.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding before the last paragraph thereof the following:
On September 15, 2017, ITB acquired from Corp Group all of the issued and outstanding shares of CGB III, which holds, as its sole assets, 1,800,000,000 shares of Common Stock, pursuant to a Share Purchase Agreement between the parties dated as of September 13, 2017 (the "2017 Share Purchase Agreement").  The acquisition of shares of the Issuer as a result of such transaction represented less than 1% of the outstanding shares of the Issuer and was not deemed material within the meaning of § 240.13d-2(a).  Corp Group sold the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which Corp Group had validly exercised a put option to sell the shares to ITB.  In accordance with the terms of the Itaú Shareholders Agreement and the 2017 Share Purchase Agreement, Corp Group will be entitled to repurchase the aforementioned shares from ITB at any time and from time to time until August 4, 2022, at an agreed upon formula price.
On October 12, 2018, ITB acquired from Saga all of the issued and outstanding shares of each of Saga II and Saga III.  Saga II holds as its sole assets 7,000,000,000 shares of Common Stock and Saga III holds as its sole assets 3,651,555,020 shares of Common Stock.  The sales described herein were for an aggregate sales price of CL$65,685,716,525.82, pursuant to the terms of a Share Purchase Agreement between the parties dated as of October 12, 2018 (the "2018 Share Purchase Agreement"). Saga sold the shares in accordance with the terms of the Itaú Shareholders Agreement, pursuant to which Saga had validly exercised a put option to sell the shares to ITB.  In accordance with the terms of the Itaú Shareholders Agreement and the 2018 Share Purchase Agreement, Saga will be entitled to repurchase the aforementioned Saga II shares from ITB at any time and from time to time until April 26, 2023 and the aforementioned Saga III shares from ITB at any time and from time to time until May 29, 2023, both of which at an agreed upon formula price.
The foregoing descriptions of the 2017 Share Purchase Agreement, the 2018 Share Purchase Agreement and the Itaú Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the 2017 Share Purchase Agreement, the 2018 Share Purchase Agreement and the Itaú Shareholders Agreement, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.
CGB II SpA, CGB III SpA, Saga II SpA and Saga III SpA are wholly-owned subsidiaries of ITB Holding Brasil Participações Ltda. and none of them is deemed to beneficially own, directly or indirectly, more than 5% of the outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (c) The responses of the Reporting Persons to Rows 7-13 of the cover page of this Statement are incorporated herein by reference.  The information contained in Item 4 above is incorporated herein by reference.
By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Corp Group Parent may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Corp Group Parent are members of any such group.  Corp Group Parent has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it.  Collectively, the Reporting Persons and Corp Group Parent beneficially own an aggregate of 341,802,584,081 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock.
(d) Not applicable.
(e) Not applicable.
Item 7.	Materials to be Filed as Exhibits.
Annex A	Instruction C Information
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)
Exhibit B	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014)
Exhibit C	Itaú Shareholders Agreement (previously filed)
Exhibit D	Amendment to Transaction Agreement (previously filed)
Exhibit E	February 2015 Policy Agreement (previously filed)
Exhibit F	February 2015 Shareholders Agreement (previously filed)
Exhibit G	Share Purchase Agreement, dated October 26, 2016, between Corp Group Banking S.A. and ITB Holding Brasil Participações Ltda. (previously filed)
Exhibit H	January 2017 Amended and Restated Transaction Agreement (previously filed)
Exhibit I	2017 Share Purchase Agreement
Exhibit J	2018 Share Purchase Agreement

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
ITAÚ UNIBANCO HOLDING S.A.
Dated: March 4, 2019	By:	/s/ Alexsandro Broedel Lopes
Name: Alexsandro Broedel Lopes Title: Executive Officer
ITB HOLDING BRASIL PARTICPAÇÕES LTDA
By:	/s/ Alexsandro Broedel Lopes
Name: Alexsandro Broedel Lopes Title: Officer

ANNEX A
Itaú Unibanco Holding S.A.
Directors:
Alfredo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Amos Genish
Citizenship:  Brazilian
Business Address:  Londres, Reino Unido, 2 Daleham Gardens, NW3 5DA
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director)
Ana Lúcia de Mattos Barretto Villela
Citizenship:  Brazilian
Business Address:  Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
 Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Directors of Itaúsa – Investimentos Itaú S.A.
Fábio Colletti Barbosa
Citizenship:  Brazilian
Business Address:  Praça Gen San Martin, 23, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director)
Gustavo Jorge Laboissière Loyola
Citizenship:  Brazilian
Business Address:  Rua Estados Unidos, 498, São Paulo, SP, Brazil
 Present Principal Occupation:  Partner of three consulting companies.
João Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.

José Galló
Citizenship:  Brazilian
Business Address:  Av. Joaquim Porto Villanova, 401, 7th floor, Porto Alegre, RS, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director).
Marco Ambrogio Crespi Bonomi
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  General Director of Itaú Unibanco Holding S.A.
Pedro Luiz Bodin de Moraes
Citizenship:  Brazilian
Business Address:  Av. Ataulfo de Paiva, 1100, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director).
Pedro Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A.
Ricardo Villela Marino
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.
Roberto Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairmen of Itaú Unibanco Holding S.A.

Executive Officers:
Alexsandro Broedel Lopes
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Officer of Itaú Unibanco Holding S.A.
André Sapoznik
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Vice President of Itaú Unibanco Holding S.A.
Caio Ibrahim David
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Vice President of Itaú Unibanco Holding S.A.
Candido Botelho Bracher
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Chief Executive Officer of Itaú Unibanco Holding S.A.
Claudia Politanski
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Vice President of Itaú Unibanco Holding S.A.
Eduardo Mazzilli de Vassimon
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  General Director of Itaú Unibanco Holding S.A., responsible for the Risk division.
Fernando Barçante Tostes Malta
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Officer of Itaú Unibanco Holding S.A.
Leila Cristiane Barboza Braga de Melo
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Officer of Itaú Unibanco Holding S.A.
Márcio de Andrade Schettini
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation: General Director of Itaú Unibanco Holding S.A.
Paulo Sergio Miron
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Officer of Itaú Unibanco Holding S.A.

Officers:
Adriano Cabral Volpini
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Álvaro Felipe Rizzi Rodrigues
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Andre Balestrin Cestare
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Gilberto Frussa
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
José Virgilio Vita Neto
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Renato Barbosa do Nascimento
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Rodrigo Luis Rosa Couto
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Sergio Mychkis Goldstein
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3400, 4th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Tatiana Grecco
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3400, 3th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.

Tom Gouvêa Gerth
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participacões S.A.
Directors:
Alfredo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.

Alternate:  Roberto Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairmen of Itaú Unibanco Holding S.A.
Alfredo Egydio Arruda Villela Filho
Citizenship:  Brazilian
Business Address:  Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Vice President of Directors of Itaúsa –Investimentos Itaú S.A.
Alternate:  Ana Lúcia de Mattos Barretto Villela
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
Present Principal Occupation:  Chairman of the Board of Directors of Elekeiroz S.A.
Fernando Roberto Moreira Salles
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.
Alternate:  João Moreira Salles
Citizenship:  Brazilian
Business Address:  Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
 Present Principal Occupation:  Publisher
João Moreira Salles
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of IUPAR – Itaú Unibanco Participacões S.A.
Alternate:  Walther Moreira Salles Junior
Citizenship:  Brazilian
Business Address:  Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
 Present Principal Occupation:  Movie director

Officers:
Pedro Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A.

Demosthenes Madureira de Pinho Neto
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
Present Principal Occupation:  Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas S.A.
João Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  General Director of Itaú Unibanco Holding S.A.

Ricardo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Chairman of the Board of Directors of Itautec S.A.
Ricardo Villela Marino
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.
Itaúsa – Investimentos Itaú S.A.
Directors:
Alfredo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.
Ana Lúcia de Mattos Barretto Villela
Citizenship:  Brazilian
Business Address:  Rua Fradique Coutinho, 50,11th floor, São Paulo, SP, Brazil
 Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors of Directors of Itaúsa – Investimentos Itaú S.A.

Henri Penchas
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation: Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.
Paulo Setubal Neto
Citizenship:  Brazilian
Business Address:  Rua Hungria, 888, 12 floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Partner and Member of the Board of Directors of PSN Participações Ltda.
Rodolfo Villela Marino
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors and Executive Vice President of Itaúsa – Investimentos Itaú S.A.
Victório Carlos de Marchi
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alternate:  Ricardo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Chairman of the Board of Directors of Itautec S.A.
Alternate:  Ricardo Villela Marino
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.
Alternate:  Silvio José Morais
Citizenship:  Brazilian
Business Address:  Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Officers:
Alfredo Egydio Arruda Villela Filho
Citizenship:  Brazilian
Business Address:  Av. Santo Amaro, 48, 9th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Vice President of Directors of Itaúsa –Investimentos Itaú S.A.
Alfredo Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A.; Vice Chairman of the Board of Directors and Chief Executive Officer and Investors Relations of Itaúsa – Investimentos Itaú S.A.
Roberto Egydio Setubal
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 3500, 4th floor, São Paulo, SP, Brazil
Present Principal Occupation Co-Chairmen of Itaú Unibanco Holding S.A.
Rodolfo Villela Marino
Citizenship:  Brazilian
Business Address:  Av. Paulista 1938, 5th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Member of the Board of Directors and Executive Vice Presidento of  Itaúsa – Investimentos Itaú S.A.
Companhia E. Johnston de Participações
Directors:
Fernando Roberto Moreira Salles
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas S.A.
João Moreira Salles
Citizenship:  Brazilian
Business Address:  Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
 Present Principal Occupation:  Publisher
Pedro Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A.
Walther Moreira Salles Júnior
Citizenship:  Brazilian
Business Address:  Rua Aníbal de Mendonça, 151, Rio de Janeiro, RJ, Brazil
 Present Principal Occupation:  Movie director

Officers:
Demosthenes Madureira de Pinho Neto
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Brasil Warrant Administração de Bens e Empresas S.A.
Marcia Maria Freitas de Aguiar
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Brasil Warrant Administração de Bens e Empresas S.A.
Mauro Agonilha
Citizenship:  Brazilian
Business Address:  Av. Brigadeiro Faria Lima, 4440, 16th floor, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Brasil Warrant Administração de Bens e Empresas S.A.
Pedro Moreira Salles
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Co-Chairmen of the Board of Directors of Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações LTDA.
Officers:
Alexsandro Broedel Lopes
Citizenship:  Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Executive Officer of Itaú Unibanco Holding S.A.
Andre Balestrin Cestare
Citizenship: Brazilian
 Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.
Carlos Henrique Donegá Aidar
Citizenship: Brazilian
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, SP, Brazil
 Present Principal Occupation:  Officer of Itaú Unibanco S.A.
Rodrigo Luís Rosa Couto
Citizenship: Brazilian
 Business Address:  Av. Brigadeiro Faria Lima, 3500, 2nd floor, São Paulo, SP, Brazil
Present Principal Occupation:  Officer of Itaú Unibanco Holding S.A.